ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 1, 2015

George G. Baxter

(617) 951-7748

george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuels, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 76

Dear Ms. Samuels:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 76 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on January 30, 2015 in connection with the annual update of its Registration Statement for all series of the Trust except for AllianzGI Europe Equity Dividend Fund, AllianzGI Global Megatrends Fund and AllianzGI International Growth Fund (each, a “Fund” and together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on March 16, 2015. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 77 (the “485(b) Amendment”) to the Trust’s Registration Statement, filed on March 31, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please include in the 485(b) Amendment all information that had been omitted from or placed in brackets in the 485(a) Amendment.

Response: The Trust confirms that the 485(b) Amendment includes all information that had been omitted from or placed in brackets in the 485(a) Amendment.

2.	Comment: Please confirm that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A, as to the inclusion or omission, as appropriate, of any expected fees or imputed expenses resulting from short sales.

Response: The Trust confirms that the Annual Fund Operating Expenses tables in the Fund Summaries have been prepared in accordance with the requirements of Form N-1A as to any expected fees or imputed expenses resulting from short sales.

3.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of many Fund Summaries states that the Funds “may” invest in certain types of instruments, including IPOs and certain derivatives. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the Fund Summary of the AllianzGI Emerging Markets Consumer Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest a portion of its assets in securities issued in initial public offerings (IPOs).” Please review and revise as necessary disclosure in the “Principal Investment Strategies” section of each Fund Summary to only include language regarding investments that constitute part of a primary principal investment strategy of such Fund. Language regarding investments that do not support a primary principal investment strategy of a Fund should be limited to disclosure regarding such Fund given in response to Item 9 of Form
N-1A or, alternatively, included in an “additional information” section about such Fund’s investments.

Response: The Trust has reviewed disclosure in each Fund Summary and believes that it adequately describes the Funds’ principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. With respect to the sample disclosure to which the Staff referred, the Trust believes that disclosure in the “Principal Investment Strategies” section of a Fund Summary describing that the Fund “may” invest in securities issued in IPOs and/or utilize derivatives or other instruments is helpful to investors and provides further clarity about the Fund’s principal investment strategies and the associated risks. Although a Fund may not currently invest significantly (or at all) in some of the instruments described in the “Principal Investment Strategies” section of its Fund Summary, the Trust believes that investors benefit from disclosure describing investments a Fund may make in executing a principal investment strategy. This is particularly true with respect to investments in IPOs, derivative instruments, and other investments described in certain Fund Summaries, which may involve significant risks even if the Fund is not exposed to such investments on a continuous or regular basis. Thus, the Trust respectfully declines to revise disclosure in any Fund Summary in response to this comment.

4.	Comment: Please review the principal risks listed for each Fund and, to the extent that a risk is not one associated with a principal investment strategy of that Fund, remove such risk from the Fund’s list of principal risks.

Response: The Trust has reviewed the principal risks of each Fund, and where appropriate, has removed certain risk factors that are not a risk associated with the principal investment strategies of that Fund. For example, “Commodity Risk,” “Convertible Securities Risk” and “Short Selling Risk” have each been removed as a principal risk of each of AllianzGI Global Allocation Fund and AllianzGI Global Dynamic Allocation Fund, as the Trust has determined that those risks are not principal risks of those Funds.

5.	Comment: Please revise disclosure to indicate the month during which each portfolio manager became a portfolio manager of a Fund.

Response: The Trust respectfully submits that its current disclosure regarding each portfolio manager’s length of service is appropriate and compliant with Item 5(b) of Form N-1A, which requires the name, title, and “length of service” of each portfolio manager, without specifying precisely what is meant or required by “length of service.” The Trust believes its current disclosure, which indicates the year in which each portfolio manager began managing the Fund, appropriately discloses the information required by Form N-1A and is helpful to investors. The Trust therefore respectfully declines to make the requested change.

6.	Comment: Please confirm that each Fund’s bar chart of Calendar Year Total Returns complies with Item 4(b)(2) of Form N-1A. Additionally, please revise disclosure in the paragraph preceding the bar chart for AllianzGI Best Styles Global Equity Fund to include a statement that the returns in the bar chart do not reflect the impact of sales loads and if it did, returns would be less than those shown.

Response: The Trust confirms that current disclosure in each Fund’s bar chart of Calendar Year Total Returns (each, a “bar chart”) complies with Item 4(b)(2) of Form N-1A. Additionally, the Trust believes that current disclosure in the paragraph preceding the bar chart for the AllianzGI Best Styles Global Equity Fund is appropriate and complies with Item 4(b)(2) of Form N-1A, Instruction 1(a) to which states that “[i]f a Fund’s shares are sold subject to a sales load or account fees,” a statement should be included to indicate that such fees are not reflected in the bar chart and that if these amounts were reflected, returns would be less than those shown. The bar chart for AllianzGI Best Styles Global Equity Fund shows calendar year returns for Class R6 shares, which are not subject to a sales load. Additionally, the Trust notes that disclosure in the referenced paragraph also states that performance in the Average Annual Total Returns table reflects the impact of sales charges (loads). Thus, the Trust respectfully declines to make the requested change.

7.	Comment: For several share classes of several Funds, disclosure in the section titled “Performance Information” within each Fund’s Fund Summary states that the performance information shown in the Average Annual Total Returns table for periods prior to the inception date of a share class is based on the performance of an older share class that dates back to the Fund’s inception, as adjusted to reflect certain fees and expenses paid by the newer class. Please explain the legal basis for using this adjustment method.

Response: It has been the general practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the series of the Trust, to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AGIFM acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes.1 The methodology in question was the same as that used for presenting the performance in the 485(b) Amendment. I understand that during this conversation Mr. Miller indicated that (a) he understood the registrant’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the registrant’s methodology. Mr. Miller also indicated that he understood the registrant would use such methodology in the absence of further Staff action.

Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the substantial 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

[1]	This conversation resulted from the filing of a post-effective amendment to the Allianz Funds’ Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

As noted in the Prospectus, the Statement of Additional Information provides information about those Funds where the adjusted performance results in higher performance than actually achieved by a share class.

8.	Comment: The Staff notes that disclosure for each Fund states: “The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return are (in alphabetical after the first [number] risks).” Please explain supplementally why certain principal risks are listed first, followed by the remainder of principal risks listed in alphabetical order.

Response: The Trust respectfully submits that the referenced disclosure clearly indicates that each Fund has determined the number and content of the most significant principal risks to which, under normal circumstances, the Fund expects to be subject. The Trust believes that listing those significant principal risks first—and calling out the specific number of principal risks listed prior to the alphabetized remainder—helps investors understand how different Funds may be expected to have different risk profiles, even if they have common principal risks. If each Fund used only an alphabetized list of principal risks, the Trust believes investors would have more difficulty understanding these differences. The Trust believes this method is helpful to investors because it highlights the most significant principal risks of investing in a Fund, and also includes the complete list of principal risks.

9.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of many Fund Summaries states that the Funds may invest in certain types of derivatives. A representative example of such disclosure is included in the “Principal Investment Strategies” section of the Fund Summary of the AllianzGI Micro Cap Fund, which states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments.” For each Fund with disclosure permitting the use of derivatives, please revise disclosure to include the specific purpose of such derivative investments, tailored for each Fund that discloses the ability to invest in derivatives. Additionally, please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response: The Trust believes the Prospectus and Statement of Additional Information (“SAI”) contain adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

The Trust also notes that many Funds include additional disclosure in the “Principal Investment Strategies” section of their Fund Summaries about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. A representative example of such disclosure is included in the “Principal Investment Strategies” of the Fund Summary of the AllianzGI Micro Cap Fund, which states: “Although the Fund did not invest significantly in derivative instruments as of the most recent fiscal year end, it may do so at any time.” Additionally, the Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Funds may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate.

10.	Comment: If a Fund writes credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps. Additionally, please confirm supplementally how the Funds segregate assets for purposes of covering their obligations under derivatives positions.

Response: The Trust notes that disclosure in the section of the SAI titled “Investment Objectives and Policies—Derivative Instruments—Swap Agreements” currently states: “In connection with credit default swaps in which a Fund is the seller, the Fund will typically segregate or ‘earmark’ cash or liquid assets, or enter into certain offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” This language remained unchanged in the 485(b) Amendment.

Additionally, the Trust evaluates a Fund’s derivative positions, for purposes of asset segregation, based on the value of the Fund’s obligation under the derivatives instrument (which may include market value or notional value, depending on the circumstances), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust understands that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.2

11.	Comment: If derivatives may be taken into account in assessing compliance with a Fund’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (in each case, a “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of a Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note that the Staff’s position is that the derivative’s market value should be used to include or count the derivative for purposes of a Fund’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the Fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially moreso than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

[2]	The Trust notes that in an August 2011 Concept Release, the Staff stated that it was seeking comments from industry members relating to a “wide range of issues relevant to the use of derivatives by funds,” which the Staff would consider to help determine whether “regulatory initiatives or guidance are needed to improve the current regulatory regime for funds and, if so, the nature of any such initiatives or guidance.” See Investment Company Act Release No. 29776, Use of Derivatives by Investment Companies under the Investment Company Act of 1940 (Aug. 31, 2011) (hereinafter “Derivatives Concept Release”). The Trust is unaware of any definitive guidance relating to or resulting from comments received in response to the Derivatives Concept Release.

The Trust notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques–Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” currently states:

Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

This language remained unchanged in the 485(b) Amendment.

12.	Comment: Please include disclosure which states that if any Fund’s holdings of illiquid securities exceed 15% of its net assets, the Fund will take steps reduce its holdings to or below the 15% threshold.

Response: In response to this comment, the following disclosure has been added to the “Illiquid Securities” sub-section of the section titled “Characteristics and Risks of Securities and Investment Techniques”:

If any Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.

13.	Comment: If a Fund invests in contingent convertible bonds as part of its principal investment strategies, please add appropriate risk disclosure and include a reference to such investments in the Fund’s Principal Investment Strategies disclosure.

Response: The Trust confirms that no Fund currently invests in contingent convertible bonds as part of its principal investment strategies.

14.	Comment: Please revise disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques” is currently presented in a user-friendly and form-compliant manner. The specific principal investment strategies applicable to the Fund are described in the Fund’s Fund Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Fund.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” currently states that: “This section provides additional information about some of the principal investments and related risks of the Fund identified in the Fund Summary and under ‘Principal Investments and Strategies of the Fund’ and ‘Summary of Principal Risks’ above.”

Because the principal investment strategies of the Fund are already clearly identified in multiple locations in the Prospectus, the Trust believes that further distinguishing between principal and non-principal strategies in the section titled “Characteristics and Risks of Securities and Investment Techniques” would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b)(4) under the Securities Act.

AllianzGI Best Styles Emerging Markets Equity Fund, AllianzGI Emerging Markets Consumer Fund and AllianzGI Emerging Markets Small-Cap Fund (for purposes of the following Comment and Response, each a “Fund” and together, the “Funds”)

15.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of each of Fund’s Fund Summary currently states that the Fund’s portfolio managers consider a security to be tied economically to a country with an emerging securities market if it is classified as an emerging market security by MSCI Inc., incorporated in an Emerging Market Country, traded on an exchange in an Emerging Market Country or if it has exposure to an Emerging Market Country. Please explain supplementally why being incorporated in or having exposure to a country with an emerging securities market exposes the Fund to the economics and risks of such market.

Response: With respect to being incorporated in a country with an emerging securities market, the Trust notes that the Adopting Release for Rule 35d-1 (“Adopting Release”) indicates that the Staff considers a company incorporated in a country that is within the geographic region suggested by a fund’s name would be appropriate to include in such fund’s Rule 35d-1 Policy. As proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country to meet of one three criteria specified in the proposed rule, the first of which included investments in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.” The final rule was modified to provide funds with the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria. Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways, indicating that the securities of a company organized under the laws of a country suggested by a fund’s name remain appropriate to include in such fund’s Rule 35d-1 policy. As a practical matter, the Trust further notes that in the case of a Fund with the word “Emerging Markets” in its name, the use of country of incorporation or organization would seem particularly appropriate. Given that each Fund has “Emerging Markets” in its name and includes investments in the securities of companies incorporated in Emerging Markets Countries, the Trust believes that each Fund’s current disclosure is appropriate.

With respect to having exposure to a country with an emerging securities market, the Trust notes that the Adopting Release indicated that the Staff considers a company to be tied economically to a country or geographic region if the company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. Additionally, the Trust notes that the Prospectus and SAI contain extensive disclosure regarding each Fund’s definition of the same, as well as the criteria considered by each Fund in determining the nature and level of the economic connections an issuer may have to a country with an emerging securities market. The Trust notes that when determining whether an issuer’s exposure to the economic fortunes and risks of a country with an emerging securities market is sufficient such that a related investment should be included in each Fund’s Rule 35d-1 Policy, the Fund may consider a number of factors, including but not limited to, the percentage of the issuer’s revenues derived from goods or services sold or manufactured in such country and where the issuer’s principal offices or operations are located. No single factor will necessarily be determinative nor must all be present to determine that an issuer has exposure to particular country with an emerging securities market. Further, the Trust notes that disclosure in the sub-section titled “Emerging Market Securities” within the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques” states:

The Funds may invest in securities of issuers tied economically to countries with developing (or “emerging market”) economies. Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. Countries with emerging market economies are those with securities markets that are, in the opinion of the Sub-Adviser, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. Series of the Trust with maximum percentage limitations on investments in emerging market securities calculate those limitations by defining “emerging market securities” as securities issued by companies located in emerging market countries. For more information about how the Manager or the Sub-Adviser may determine whether an issuer is “located in” a particular country, see “Characteristics and Risks of Securities and Investment Techniques—Location of Issuers.” A series with a policy to invest a minimum percentage of its assets in emerging market securities may use a broader measure, for example, by investing in securities of companies that are tied economically to countries with emerging securities markets. For more information about a particular Fund’s measure of such a minimum investment policy, see the Fund’s principal investments and strategies under “Principal Investments and Strategies of Each Fund.”

This section, coupled with the “Emerging Market Securities” section of the SAI, provides detailed information regarding the risks of investing in emerging market securities and the criteria considered by each series of the Trust in determining whether a security will be considered an emerging market security. As indicated in the above-referenced disclosure, while some series of the Trust use a narrower definition of what constitutes an “emerging market security,” others, including the Funds, have reserved the right to use a broader definition, consistent with the Adopting Release. Thus, the Trust respectfully submits that the Prospectus and SAI contain disclosure sufficient to alert investors as to the considerations each Fund will take into account in determining whether a security is tied economically to an emerging market country.

AllianzGI Global Dynamic Allocation Fund

16.	Comment: Please revise disclosure in the final paragraph of the “Principal Investment Strategies” section of the Fund’s Fund Summary, which describes generally what derivatives the Fund may use, so that it is consistent with disclosure in the section’s first paragraph, which states that the Fund utilizes “derivatives instruments such as futures.”

Response: The Trust respectfully submits that the above-referenced disclosure is not inconsistent and that it accurately describes the Fund’s principal investment strategies. The first paragraph of the “Principal Investment Strategies” section of the Fund’s Fund Summary states that “[t]o gain exposure to the various asset classes, the Fund incorporates actively managed strategies and/or passive instruments, including exchange-traded funds (‘ETFs’) and exchange-traded notes, and derivative instruments such as futures.” The final paragraph begins: “[s]eparately, the Fund will use a combination of interest rate swaps, interest rate futures, Treasury futures and total return swaps (‘Interest Rate Derivatives’). The portfolio managers expect these instruments to provide additional diversification and balance the sources of risk in the Fund.” The Trust believes the current disclosure is clear and that the two sections are not inconsistent with each other. Read together, the disclosure indicates that, while investments in derivative instruments such as futures, as described in the first paragraph, are made in order to gain exposure to the various asset classes in which the Fund primarily invests, the Fund’s investments in Interest Rate Derivatives, as described in the final paragraph, are made for purposes of diversification and risk management. Given that the two types of investments are made for different purposes, and that those differences are clearly and accurately disclosed, the Trust believes the current disclosure is appropriate and helpful to investors.

AllianzGI U.S. Equity Hedged Fund

17.	Comment: Please revise the “Principal Investment Strategies” section of the Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: The Trust believes the referenced disclosure is adequate and clearly summarizes the Fund’s principal investment strategies, consistent with Item 4 of Form N-1A, and respectfully declines to make the requested change. The Trust notes that disclosure relating to the Fund under the section titled “Principal Investments and Strategies of Each Fund” expands upon the referenced disclosure, providing additional information about the investment strategies used by the Fund, as well as definitions of some of the instruments in which the Fund may invest. The Trust notes further that Item 4 of Form N-1A requires the Trust to summarize in the Fund’s Fund Summary the lengthier disclosure relating to the Fund under the section titled “Principal Investments and Strategies of Each Fund,” and submits that the process of summarizing may appropriately result in the omission in Item 4 disclosure of additional clarifying information that is found in Item 9 disclosure.

Prior Related Performance Information

18.	Comment: Please confirm supplementally that AGIFM maintains or has arranged to have maintained the data and other information required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (“Advisers Act”) to support the composite data presented in this “Prior Related Performance Information” section.

Response: The Trust confirms that AGIFM maintains or has arranged to have maintained the data and other information required by Rule 204-2(a)(16) under the Advisers Act to support the composite data presented in this “Prior Related Performance Information” section.

19.	Comment: Please revise disclosure in the second sentence in the first paragraph to indicate that no discretionary institutional accounts that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the applicable Funds have been excluded from each applicable composite.

Response: The requested change has been made.

20.	Comment: The Staff notes that disclosure states that the performance data for each composite is provided to illustrate the past performance of AllianzGI U.S. and its “predecessor advisers and affiliates.” Please confirm that any predecessor or affiliate adviser described in such disclosure represents the same adviser currently managing the portfolios.

Response: The Trust notes that the referenced disclosure was included in the 485(a) Amendment pursuant to a previous comment (the “previous comment”) made by the Staff, to which the Trust responded via a letter dated January 23, 2015 (the “previous response”). As noted in the previous response, the Trust notes that, to the extent included in a composite, any prior related performance information that relates to accounts not managed by AllianzGI U.S. does relate to one or more accounts managed by the same individuals who will be managing the applicable Fund on behalf of AllianzGI U.S. going forward. Accordingly, consistent with the previous response, the Trust believes that, while it was not necessary to revise disclosure in response to the previous comment in order to comply with applicable guidance in the Nicholas-Applegate no-action letter (pub. avail. Aug. 6, 1996) (“Nicholas-Applegate Letter”) or elsewhere provided by the Staff, for clarification purposes, in response to the previous comment, the Trust has included the referenced disclosure in amendments to its registration statement, including the 485(a) Amendment.

To add additional clarity, the Trust notes further that disclosure in the fourth paragraph of the “AllianzGI U.S.” sub-section of the “Management of the Funds” section of the prospectus was revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The individuals at AllianzGI U.S. listed below are either individually or jointly and primarily responsible for the day-to-day management of the noted Funds. Employees of AllianzGI U.S. affiliates outside the US participate in the management of certain Funds as “associated persons” of AllianzGI U.S. under the firm’s compliance oversight, in accordance with SEC guidance as to ~~such arrangements~~ so-called “participating affiliate” arrangements. These associated persons may, on behalf of AllianzGI U.S., provide discretionary investment management services, research and related services to the Funds.

21.	Comment: Please include a statement indicating that the composite and benchmark index performance information presented in this section was calculated in accordance with the Global Investment Performance Standards (“GIPS”) and that “net of fees” returns are net of all fees.

Response: With respect to the comment relating to GIPS, the requested change has been made.

Regarding the Staff’s comment with respect to “net of fees” disclosure, the Trust has reviewed the Staff’s guidance in the applicable Nicholas-Applegate Letter with respect to “net of fees” disclosure and believes the existing presentation of performance for similarly managed accounts managed by AllianzGI U.S. is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. The Trust notes further that certain of the composites included in this section contain separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., custody expenses, sales loads and distribution fees, among others), as do the corresponding Funds, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, the Trust respectfully declines to make changes to the “net of fees” performance presentation in response to this comment.

Part C

22.	Comment: Please confirm that the exhibits included in the list of exhibits to the Trust’s registration statement described in Item 28 (Exhibits) to Part C have been filed in compliance with Rule 483 of the Securities Act, particularly with respect to the requirement to file final agreements.

Response: The Trust has reviewed the list of exhibits and confirms that the exhibits described in Item 28 (Exhibits) to Part C have been listed and filed in compliance with Rule 483 of the Securities Act. The Trust notes that it filed several final agreements as exhibits to the 485(b) Amendment.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Justin Hebenstreit, Esq.